SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2020

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

From May 1st to 31st, 2020 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council			( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives		Securities Characteristics (2)				Quantity
Shares		Common				34,130,286
ADR		Common				153,738

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Corretora Santander	Sell	21	300	R$ 12.25	R$ 3,675.00
Shares	Common	Corretora Santander	Sell	21	300	R$ 12.26	R$ 3,678.00
Shares	Common	Corretora Santander	Sell	21	33,500	R$ 12.27	R$ 411,045.00
Shares	Common	Corretora Santander	Sell	21	3,700	R$ 12.28	R$ 45,436.00
Shares	Common	Corretora Santander	Sell	21	2,700	R$ 12.29	R$ 33,183.00
Shares	Common	Corretora Santander	Sell	21	200	R$ 12.31	R$ 2,462.00
Shares	Common	Corretora Santander	Sell	22	425,000	R$ 11.95	R$ 5,078,750.00
Shares	Common	Corretora Santander	Sell	25	66,939	R$ 12.15	R$ 813,308.85
Shares	Common	Corretora Santander	Sell	25	10,700	R$ 12.16	R$ 130,112.00
			Total Sell		543,339		R$ 6,521,649.85
Stock Option	ABEVF13	Corretora Santander	Sell	25	543,300	R$ 0.15	R$ 81,495.00
Stock Option	ABEVF42	Corretora Santander	Sell	25	293,300	R$ 0.29	R$ 85,057.00
Stock Option	ABEVF42	Corretora Santander	Sell	25	250,000	R$ 0.30	R$ 75,000.00
			Total Sell		1,086,600		R$ 241,552.00

Final Balance

Securities / Derivatives		Securities Characteristics (2)				Quantity
Shares		Common				34,130,286
ADR		Common				153,738
Stock Option		ABEVF13				-543,300
Stock Option		ABEVF42				-543,300

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

From May 1st to 31st, 2020 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons	( ) Board of Directors		( X ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives		Securities Characteristics (2)					Quantity
Shares		Common					5,151,871
ADR		Common					268,126

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	N/A	Sell	29	13,015	R$ 0.00	R$ 0.00
			Total Sell		13,015		R$ 0.00
Shares	Common	N/A	Election	29	0	R$ 0.00	R$ 0.00
			Total Buy		0		R$ 0.00

Final Balance

Securities / Derivatives		Securities Characteristics (2)					Quantity
Shares		Common					5,138,856
ADR		Common					268,126

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

From May 1st to 31st, 2020 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons		( ) Board of Directors	( ) Management	( X ) Fiscal Council	( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives		Securities Characteristics (2)				Quantity
Shares		Common				7,225

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	N/A	Renounce	06	7,225	R$ 0.00	R$ 0.00
			Total Sell		7,225		R$ 0.00
Shares	Common	N/A	Election	06	0	R$ 0.00	R$ 0.00
			Total Buy		0		R$ 0.00

Final Balance

Securities / Derivatives		Securities Characteristics (2)				Quantity
Shares		Common				0

(1)   When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)   Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2020

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer